UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2014

Commission File Number: 333-171863

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

(Translation of registrant’s name into English)

Cumberland House, 9th Floor

One Victoria Street, Hamilton HM 11, Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Stratus Technologies Bermuda Holdings Ltd. (the “Company”) today announced that it had completed the sale of all of the issued share capital of its wholly owned subsidiary, Stratus Technologies Bermuda Ltd. (“Stratus”), to Storm Private Holdings II Ltd. (the “Buyer”), an affiliate of Siris Capital Group, LLC, in exchange for the payment by the Buyer of certain indebtedness of the Company and its affiliates and certain transaction expenses (the “Transaction”). The Transaction was previously announced in the Form 6-K of the Company filed with the Securities and Exchange Commission on March 31, 2014. A copy of the press release announcing the completion of the Transaction is attached as Exhibit 1.

On April 28, 2014, in connection with the consummation of the Transaction:

(i)	all outstanding indebtedness was repaid under the Senior Secured Revolving Credit Facility, dated April 8, 2010, between the Company, Stratus, Stratus Technologies, Inc., and the other parties named therein;

(ii)	an irrevocable notice of redemption (the “Redemption Notice”) was issued calling for the redemption of the Senior Secured Notes due March 29, 2015, of Stratus and Stratus Technologies, Inc. (the “Notes”), and in connection therewith (a) an irrevocable deposit was made with The Bank of New York Mellon Company, N.A., as trustee under the indenture governing the Notes (the “Indenture”), in an amount sufficient to redeem, on May 28, 2014 (the “Redemption Date”), all of the outstanding Notes at a price of 112% of the principal amount thereof plus accrued and unpaid interest to the Redemption Date, and (b) the Indenture was discharged pursuant to its terms; and

(iii)	all outstanding indebtedness was repaid under the First Amended and Restated Second Lien Credit Agreement, dated August 28, 2006, between Stratus, Stratus Technologies, Inc., and the other parties named therein, as amended.

As a result of the consummation of the Transaction, the redemption of the Notes and the discharge of the Indenture, the Company, Stratus and their respective controlled affiliates will no longer be required to file reports with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, and intend to cease filing such reports. A copy of the Redemption Notice is attached as Exhibit 2.

This Form 6-K contains certain forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended). When used in this Form 6-K, statements containing the words “believe,” “expect,” “anticipate,” “contemplate,” “estimate,” “intend,” “plan,” “project,” “seek” and similar expressions similar expressions identify forward-looking statements. Such statements relate to future events and implicate risks, uncertainties and other factors both known and unknown which, should they materialize (or should underlying assumptions or estimates prove incorrect), may cause actual results to vary materially from the forward-looking statements made. Forward-looking statements are based on the beliefs of the Company’s management and are not guarantees of future performance. Any forward-looking statements in this Form 6-K are made as of the date hereof, and the Company undertakes no duty to update further such forward-looking statements, whether as a result of new information, future events or otherwise.

Exhibits

Exhibit No.	Description

1	Press Release dated April 28, 2014.

2	Notice to holders of Senior Secured Notes, due March 29, 2015, of Stratus Technologies Bermuda Ltd. and Stratus Technologies, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.
(Registrant)

Date: April 28, 2014	By:	/s/ Janice Gutteridge
		Name:	Janice Gutteridge
		Title:	Attorney-in-Fact